

Mail Stop 3561

October 17, 2016

Qingxi Meng
Chief Executive Officer
Crowd Shares Aftermarket, Inc.
3901 Main Street, 605A
Flushing, NY 11354

> **Re: Crowd Shares Aftermarket, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 21, 2016**
> **File No. 000-52769**

Dear Mr. Meng:

We have limited our review of your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proposed Forward Split of Our Common Stock, page 3

1. Please balance the disclosure to discuss the purpose of the proposed forward split of your issued and outstanding shares of common stock.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Office of Transportation and Leisure

cc: John Lowy, Esq.